EXHIBIT 99.1

eFuture Announces Voting Results of Its 2015 Annual General Meeting

BEIJING, Dec. 31, 2015 (GLOBE NEWSWIRE) -- eFuture Information Technology Inc. (Nasdaq:EFUT) (the "Company" or "eFuture"), a leading software and solution provider and a mobile business enabler to China's rapidly growing retail and consumer goods industries, today announced the results of the voting on the proposals submitted for shareholder approval at its 2015 Annual General Meeting (the "AGM") held on December 31, 2015. At the meeting, a quorum was present.

The proposal of the appointment of Grant Thornton China as the Company's independent registered public accounting firm and the proposal of the change of the Company’s name from “eFuture Information Technology Inc.” to “eFuture Holding Inc.” submitted for shareholder approval were approved. Roger Zhang was duly elected as Class I director.

The proposal of the increase of the share capital from US$500,000 (divided into 6,613,756 ordinary shares with a nominal or par value of US$0.0756 each) to US$1,512,000 (divided into 20,000,000 ordinary shares with a nominal or par value of US$0.0756 each) was not approved. Roy Zhou and Ming Zhu failed to be elected as Class I directors.

Please refer to the Appendix on detailed voting results.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (Nasdaq:EFUT) is a leading software and solution provider and a mobile business enabler to China's rapidly growing retail and consumer goods industries. eFuture's clients include over 1,000 active retailers with more than 50,000 physical stores across China, of which approximately 45% were ranked among the top 100 chain retailers during 2014. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture's anticipated growth strategies; eFuture's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; eFuture's ability to attract clients and leverage its brand; trends and competition in the software industry; the Company's ability to control expenses and maintain profit margins; the Company's ability to hire, train and retain qualified managerial and other employees; the Company's ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture's annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of December 31, 2015, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

APPENDIX

At the 2015 Annual Meeting of Shareholders of eFuture Information Technology Inc. (the "Company"), held on December 31, 2015, the Company's shareholders considered four proposals:

A quorum was present at the meeting.

Proposal 1. To elect three (3) Class I directors, Roger Zhang, Roy Zhou and Ming Zhu to serve until the annual meeting of shareholders in 2018 or until their successors are duly elected and qualified.

The results of the voting for Proposal 1 were as follows:

	For	Withhold
Roger Zhang	3,833,313	19,070
Roy Zhou	1,678,437	2,173,946
Ming Zhu	1,675,575	2,176,808

Based on the votes set forth above, only Roger Zhang was duly elected. Roy Zhou and Ming Zhu were not elected.

Proposal 2. To ratify the appointment of Grant Thornton China as the Company’s independent registered public accounting firm.

The results of the voting for Proposal 2 were as follows:

For	Against	Abstain
3,846,245	3,000	3,138

Based on the votes set forth above, the appointment of Grant Thornton China as the Company's independent registered public accounting firm was approved.

Proposal 3. To approve the change of the Company’s name from “eFuture Information Technology Inc.” to “eFuture Holding Inc.” and to make such changes to our memorandum and articles of association as may be necessary to reflect the change of name.

The results of the voting for Proposal 3 were as follows:

For	Against	Abstain
3,802,733	49,300	350

Based on the votes set forth above, the change of the Company’s name from “eFuture Information Technology Inc.” to “eFuture Holding Inc.” was approved.

Proposal 4. To approve the increase of the share capital from US$500,000 (divided into 6,613,756 ordinary shares with a nominal or par value of US$0.0756 each) to US$1,512,000 (divided into 20,000,000 ordinary shares with a nominal or par value of US$0.0756 each) and to make such changes to our memorandum and articles of association as may be necessary to reflect the increase of the share capital.

The results of the voting for Proposal 4 were as follows:

For	Against	Abstain
1,598,341	2,129,417	124,625

Based on the votes set forth above, the increase of the share capital was not approved.

No other matters were considered or voted upon at the meeting.

Investor Contact:
Troe Wen, Company Secretary
eFuture Information Technology Inc.
+86 10 5091 6128
ir@e-future.com.cn